KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In millions except ratio amounts)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for minority interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$430.5	$965.8	$760.1	$769.6	$616.1
Add:
Fixed charges	444.8	383.7	293.8	215.5	188.5
Amortization of capitalized interest	2.0	1.3	0.8	0.6	0.4
Distributed income of equity investees	101.6	66.3	61.1	63.9	81.7
Less:
Interest capitalized from continuing operations	(31.4)	(20.3)	(9.8)	(6.3)	(5.3)
Minority interest in pre-tax income of subsidiaries with no fixed charges	(0.5)	(0.5)	(0.4)	(0.1)	—
Income as adjusted	$947.0	$1,396.3	$1,105.6	$1,043.2	$881.4

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$428.5	$365.8	$278.2	$202.5	$188.1
Add:
Portion of rents representative of the interest factor	16.3	17.9	15.6	13.0	0.4
Fixed charges	$444.8	$383.7	$293.8	$215.5	$188.5

Ratio of earnings to fixed charges	2.13	3.64	3.76	4.84	4.68